SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B
Colonia Centro Sinaloa
80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X             Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                                No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release made by Homex Development Corp. with the Financial Results and Operations for the three months ended September 30, 2004 and 2003 and the nine months ended September 30, 2004 and 2003. Attached hereto is a copy of the press release dated October 20, 2004.

2

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Homex Development Corp.

By: /s/ Cleofas Hinojosa Saenz
Name: Cleofas Hinojosa Saenz Title: Chief Financial Officer

Date: October 21, 2004

3

Third Quarter 2004 Results

[GRAPHIC OMITTED]
VIVE TU PATRIMONIO

INVESTOR CONTACTS
investor.relations@homex.com.mx

Carlos J. Moctezuma
Head of Investor Relations
+5266-7758-5838
cmoctezuma@homex.com.mx

Allan Jordan
The Global onsulting Group
646-284-9452
ajordan@hfgcg.com

        Third Quarter 2004 Results

Homex Reports Continued Double Digit Growth of Housing Units, Revenues and Operating Income in 3Q 2004

Culiacán Mexico, October 19, 2004 - Desarrolladora Homex, S.A. de C.V. (Homex or the Company) [NYSE: HXM, BMV: HOMEX] today announced results for the third quarter ended September 30, 20041.

Highlights

•	Total revenues increased 61% in the third quarter of 2004 to Ps.1,362 million from Ps.844 million in the third quarter of 2003
•	Homes sold during the third quarter totaled 5,505, an increase of 41% over the same period last year
•	Operating income increased 63% in the third quarter of 2004 to Ps.311 million from Ps.191 million in the third quarter of 2003; operating margin was 22.8% and 22.6% in the third quarter of 2004 and 2003, respectively
•	Homex launched a new middle-income development in Guadalajara in the state of Jalisco, and new affordable-entry level developments in Xalapa, the state capital of Veracruz, Tuxtepec in the state of Oaxaca and Calimaya in the state of Mexico
•	Homex successfully introduced the “Secure with Homex” warranty program for its customers

“The continued strong performance of Homex this quarter is a direct result of our success in identifying potential customers and assisting them through the entire home buying process, along with our efforts at broadening the Company’s geographic presence,” commented Gerardo de Nicolas, Chief Executive Officer of Homex.

“We opened new sales offices in two more cities, bringing the total to 25,” he continued. “Complementing an existing training program for branch managers, Homex implemented a program for the sales force to familiarize itself with the growing availability of mortgage financing products. This has enabled us to diversify our business across all the various sources of mortgages and to continue to provide housing to an increasing number of customers.”

1 Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of September 30, 2004 in accordance with Mexican GAAP. The symbol “$” refers to Mexican pesos.

1

Financial and Operating Highlights				Nine-Months
(Thousands of constant pesos as of September 30, 2004, unless otherwise indicated)	3Q04	3Q03	% Chg.	2004	2003	% Chg.

Volume (Homes)	5,505	3,892	41.4%	13,593	8,270	64.4%
Revenues	$1,361,535	$844,286	61.3%	$3,302,283	$1,703,384	93.9%
Gross Profit	$425,459	$257,153	65.4%	$1,031,256	$506,797	103.5%
Operating income	$310,801	$190,647	63.0%	$747,371	$351,439	112.7%
Other (expense) income	-$2,113	$19,788	-110.7%	$40,486	$76,548	-47.1%

Net Interest Expense	$3,655	$11,741	-68.9%	$31,404	$41,571	-24.5%
Net Income	$251,429	$125,939	99.6%	$452,122	$262,013	72.6%

EBITDA[2] (a)	$312,209	$211,268	47.8%	$792,163	$430,490	84.0%
Adjusted EBITDA[3]	$312,209	$191,480	63.1%	$751,677	$353,942	112.4%

Gross Margin	31.2%	30.5%		31.2%	29.8%
Operating Margin	22.8%	22.6%		22.6%	20.6%

Net Income Margin	18.5%	14.9%		13.7%	15.4%

EBITDA Margin	22.9%	25.0%		24.0%	25.3%
Adjusted EBITDA Margin	22.9%	22.7%		22.8%	20.8%

Earnings per share	$0.80	$0.52		$1.67	$1.10

Weighted average shares
outstanding (MM)	313.9	242.8		271.4	239.1

EBITDA / Net Interest	85.4	18.0		25.2	10.4

Total accounts receivable plus inventory (days)				367	301

(a) EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost and income tax expense and employee statutory profit sharing expense. The following table sets forth a reconciliation of net income to EBITDA for the third quarter of 2004 and 2003.

Reconciliation of net income (loss) to EBITDA derived from Mexican GAAP financial information

(Thousands of constant pesos as of September 30, 2004)	Three months ended September 30,
	2004	2003
Net income (loss)	$251,429	$125,939
Depreciation	$1,408	$833
Other expense	$2,113	-
Net comprehensive financing cost	$22,113	$22,246
Income tax expense	$23,888	$62,250
Minority interest	$11,258	-

EBITDA	$312,209	$211,268

2 This press release contains references to EBITDA and provides the components of EBITDA on the face of the Consolidated Income Statement. EBITDA is used by management for comparisons to other companies within our industry as an alternative to GAAP measures and is used by investors and analysts in evaluating performance. EBITDA should be considered in addition to, but not as a substitute for other measures of financial performance reported in accordance with Mexican GAAP. EBITDA, as defined herein, may not be comparable to similarly titled measures reported by other companies.

3 Adjusted EBITDA is defined as EBITDA less other income attributable to tax recoveries, see Financial Results -EBITDA

2

Operating Results

Homex operated in 25 cities and 17 states across Mexico as of September 30, 2004.

Sales volumes for the three-month period ended September 30, 2004 totaled 5,505 homes, a 41% increase from the same period during the previous year. This was primarily driven by a 41% increase in entry level housing volumes, from 3,681 in the third quarter of 2003 to 5,177 in the third quarter of this year. Middle-income housing volumes also contributed, reaching 328 homes in the third quarter of 2004, compared to 211 homes in the third quarter of 2003.

In the third quarter of 2004, Homex sold affordable entry-level homes in the cities of Tuxtepec, Calimaya, Tijuana, Acapulco and Monterrey, cities where it had no operations during the third quarter of 2003. During the past quarter, the Company sold middle-income homes in the cities of Pachuca, Guadalajara, Culiacan, Metepec and Tuxtla. As part of the more aggressive efforts in penetrating the middle-income segment, Homex continues to enter new cities and plans to open new developments.

Average price for affordable-entry level houses increased 3% to Ps.211 thousand in the third quarter of 2004 from Ps.205 thousand in the third quarter of 2003. This increase resulted from inflation adjustments of approximately 4%, partially offset by an increased proportion of lower-priced economic housing in the sales mix. The average sales price for middle income homes in the third quarter of 2004 was Ps.826 thousand, which is in line with previous quarter averages. The increase in the average sales price for all homes in the third quarter of 2004 resulted from a mix of higher priced middle-income homes. The Company expects the average sales price of middle-income homes to fluctuate each quarter depending on the mix of sales within the segment.

Mortgage Financing by Segment

Number of Mortgages					Nine Months
Financing Source	3Q 2004	% of Total	3Q 2003	% of Total	2004	% of Total	2003	% of Total

SHF	3,424	62.2%	1,273	32.7%	8,727	64.2%	2,340	28.3%
INFONAVIT	1,613	29.3%	2,386	61.3%	4,323	31.8%	4,979	60.2%
FOVISSSTE	468	8.5%	234	6.0%	544	4.0%	951	11.5%

Total	5,505	100.0%	3,892	100.0%	13,593	100.0%	8,270	100.0%

The Company continued to diversify the source of mortgage financing during the third quarter of 2004. As of September 30, 2004, the Company was securing mortgages from the Mexican Workers’ Housing Fund (INFONAVIT), the five largest Sofoles and three commercial banks for its middle-income customers. Homex also successfully sold an increasing number of homes through co-financing operations with INFONAVIT and one of the largest banks in Mexico during the month of September. Co-financing represents a tremendous innovation for the market as it increases the number of mortgages INFONAVIT can allocate while easing the risk for participating financial institutions.

3

New communities: During the third quarter of 2004, Homex initiated work on a middle-income development in Guadalajara in the State of Jalisco and affordable-entry level developments in Calimaya in the state of Mexico, Xalapa in the state of Veracruz and Tuxtepec in the state of Oaxaca. The Guadalajara development will consist of approximately 480 middle-income homes. The affordable-entry level project in Calimaya will consist of approximately 1,000 homes in the first stage; in Xalapa, approximately 300 homes and in Tuxtepec, approximately 200 homes in the first stage.

Homex continued with its strategy of maintaining a geographically diverse base of projects in medium size cities, while building its presence in the major metropolitan areas in Mexico. At quarter-end, the Company had operations in 25 cities, across 17 states.

Financial Results

Revenues increased by 61% in the third quarter of 2004 to Ps.1,362 million from Ps.844 million in the same period of 2003. The increase is primarily due to a 41% increase in the number of homes sold and an increase of 14% in the average price of our homes. Sales of middle-income housing drove average revenue per home higher as prices are greater than in the affordable entry-level market. Middle-income sales increased 200% compared to the same period of 2003. As a percentage of total revenues, middle-income revenues represented 20% in the third quarter of 2004 compared to 11% in the third quarter of 2003.

Gross profit increased by 65% to Ps.425 million in the third quarter of 2004 from Ps.257 million in the same quarter of 2003, representing an improvement in the gross profit margin of 70 basis points to 31% in the third quarter of 2004. Costs increased 59% to Ps.936 million in the third quarter of 2004 from Ps.587 million in the same quarter of 2003 as a result of growth in home sales.

Selling and administrative expenses as a percentage of revenues continued to improve from the previous quarter to 8% in the third quarter of 2004 as the Company continued its campaign to reduce expenses. The Company believes it is on track to reach its target of 7.5% for SG&A as a percentage of revenues by year-end 2004. Selling and administrative expenses increased 72% to Ps.113 million in the third quarter of 2004 from Ps.66 million in the same quarter 2003. This increase was due primarily to an increase in aggregate sales commissions as a result of the growth in the number of homes sold and the increase in the number of administrative personnel required to support the Company’s expanding operations.

Operating income increased by 63% to Ps.311 million in the third quarter of 2004 compared to Ps.191 million in the same quarter of 2003. Operating income as a percentage of revenues increased slightly from 22.6% in the third quarter of 2003 to 22.8% in the same quarter of 2004.

Other expense accounted for Ps.2 million in the third quarter of 2004 compared to other income of Ps.20 million in the third quarter of 2003. The difference is the result of VAT tax recoveries during the third quarter of 2003 related to accumulated tax recoveries for previous years. All of these accumulated tax recoveries were recorded in the second and third quarters of 2003, with no carryover into 2004.

Net comprehensive financing cost remained stable at Ps.22 million in the third quarter of 2004 compared to the same quarter of 2003. As a percentage of revenues, net comprehensive financing cost decreased from 2.6% in the third quarter of 2003 to 1.6% in the third quarter of 2004. Net interest

4

expense decreased 69% from Ps.12 million in the third quarter of 2003 to Ps.4 million in the same quarter of 2004. This decrease in net interest expense was driven by the significant increase in interest income during the third quarter of 2004, as a result of Homex’s cash position after the IPO and the reduction in debt with a portion of the proceeds of the Company’s IPO.

Taxes: Income tax expense decreased significantly from Ps.62 million in the third quarter of 2003 to Ps.24 million in the same period of 2004. In the third quarter of 2004 Homex used more tax loss carry forwards to offset taxable income.

Net income doubled to Ps.251 million in the third quarter of 2004 from Ps.126 million in the same quarter of 2003 primarily as a result of (i) an increase in operating income, and (ii) a reduction in non-cash deferred taxes during the third quarter of 2004. Earnings per share for the third quarter of 2004 were Ps.0.80 and for the nine months ending September 30, 2004 were Ps.1.67.

EBITDA for the third quarter 2004 was Ps.312 million, an increase of 48% from Ps.211 million recorded in the third quarter of 2003. EBITDA margin in the third quarter of 2004 was 22.9%, as compared to 25.0% in the third quarter of 2003. During the third quarter of 2003, EBITDA included the receipt of VAT recoveries. EBITDA, which is earnings before interest, taxes, depreciation and amortization, is defined by Homex as net income plus depreciation and amortization, net comprehensive financing cost and income tax expense and employee statutory profit sharing expense as reported.

The Company adjusts its EBITDA by excluding other income attributable to tax recoveries. Other income, on a quarter to quarter basis, can be significantly affected by one-time events, such as the Company’s receipt in certain quarters of VAT refunds. Homex believes that it is appropriate to exclude tax recoveries included in other income in calculating Adjusted EBITDA since it causes variations that do not relate to operating performance.

Adjusted EBITDA increased 63% in the third quarter of 2004, to Ps.312 million compared to Ps.191 million in the same period of 2003. Adjusted EBITDA as a percentage of revenues increased to 22.9% in the third quarter of 2004, from 22.7% in the third quarter of 2003.

Land reserve: As of September 30, 2004, Homex’s land reserve exceeded 11.6 million square meters. The Company utilized approximately Ps.289 million to buy additional land during the quarter. The Company believes its land reserves have an aggregate capacity of approximately 54,500 affordable-entry level homes and 3,700 middle-income homes. Approximately 2.0 million square meters of the Company’s land reserves represented land which is in the process of being titled.

The Company had a net cash position of Ps.366 million at the end of the third quarter 2004 in contrast with net debt of Ps.281 million at the end of the third quarter of 2003. As of September 30, 2004, Homex had Ps.365 million outstanding under its commercial paper program. Homex’s Net Debt to EBITDA ratio as of September 30, 2004 was negative 0.5x compared to positive 0.8x at the end of the third quarter of 2003. During the third quarter of 2004 the Company used a portion of the proceeds from the recent initial public offering of its shares to repay approximately Ps.325 million of debt, resulting in a nearly 40% reduction in debt versus the previous quarter.

Liquidity: The Company funded its cash needs for the third quarter 2004, including land acquisitions, debt service, and working capital requirements, through a combination of a portion of the proceeds from the initial public offering, cash flow from operations and cash on hand. Homex invested approximately Ps.289 million in land inventory in the third quarter of 2004.

5

Business Highlights:

Homex introduced the “Secure with Homex” program sponsored by ABA Seguros: On September 27, 2004, the Company announced that, as part of the “Vive tu Patrimonio” campaign designed to promote the integral development of its communities, Homex launched a program that provides warranty coverage for housing units built by the Company, called “Secure with Homex”. This program provides Homex customers, including INFONAVIT related customers, warranties against construction defects in their homes. The program has a maximum responsibility limit equivalent to the replacement value of a new home. “Secure with Homex” is a comprehensive product providing coverage by ABA Seguros for ten years against structural damage arising from construction defects and for two years on all installations and finishings that came with the house. ABA Seguros is a GMAC Insurance company and is one of the most important insurance companies in Mexico.

Homex realizes important benefits from the implementation of this program, including a simplification of the INFONAVIT registration and assessment process, which in turn significantly reduces INFONAVIT’s processing time for providing mortgages to Homex customers. It also reduces the Company’s loan processing fees.

Social responsibility: On July 28, 2004, the Company celebrated the graduation from high school of Homex sponsored construction workers in Tlajomulco de Zuñiga, within the city limits of Guadalajara, as well as the completion of the 9,000th home in the Santa Fe Development in Guadalajara. The ceremony was chaired by the President of Mexico Vicente Fox Quezada.

President Fox congratulated Homex for its “Homex Middle School” project which was launched a year ago through an agreement with the National Institute for Adult Education in Mexico (INEA). In September 2004, the Company opened three new schools, extending the program reach to 16 cities covering nine Mexican states during the third quarter of 2004. As of the end of the quarter, more than 1,000 Homex employees were receiving elementary and secondary school education under this program.

On August 11, 2004, INFONAVIT’s National Program to Promote Economic Housing in Mexico awarded a special recognition to Homex for its effort in developing economic housing in the state of Sinaloa. The Director of the program highlighted the need to develop economic housing for Mexican workers with salaries between one and three times the minimum wage, and challenged other home developers to follow Homex in its effort to create alliances and agreement with suppliers to promote this type of housing. This is the second time this year that Homex has been commended by INFONAVIT; the first was in May for its efforts in the state of Tamaulipas.

Homex has become an official sponsor of Teleton 2004, a yearly fund raising event to support handicapped children in Mexico. The Teleton Foundation will launch a nationwide effort in late October to raise money and awareness and the campaign culminates with a high profile event in December. Teleton is a highly regarded initiative that brings together the Mexican society, members of the media, and 23 leading corporations, including Homex, that are sponsors. Homex expects that this will result in greater visibility for the Company and exemplify Homex’s commitment to the well being of Mexican families.

On October 19, 2004, Nacional Financiera recognized Homex, for the second time this year, for its outstanding performance in the “cadenas productivas,” a supply chain productivity program. This Nacional Financiera effort supports small and mid-sized Mexican companies. Homex was honored for being one of the most active participants nationwide in this program.

* * * * * * * * * *

6

About Homex

Desarrolladora Homex, S.A. de C.V. is a leading, vertically-integrated home development company focused on affordable-entry level and middle-income housing in Mexico. It is one of the most geographically diverse home builders in the country. Homex is the fastest growing of the publicly listed home builders in Mexico, based on the increase in number of homes sold, revenues and net income.

For additional corporate information please visit the Company’s web site at: www.homex.com.mx

Desarrolladora Homex, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached are the unaudited Consolidated Income Statements of Desarrolladora Homex, S.A. de C.V. for the three-month periods and the nine-month periods ended September 30, 2004 and 2003, and the Consolidated Balance Sheet of Desarrolladora Homex, S.A. de C.V. as of September 30, 2004 and 2003.

7

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET
COMPARISON AS OF SEPTEMBER 30, 2004 WITH SEPTEMBER 30, 2003
(Figures in thousands of constant September 30, 2004 pesos)

	Sep-04		Sep-03		Change 04/03

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$897,485	14.8%	$109,975	4.7%	716.1%
Accounts receivable, net	2,713,457	44.6%	1,436,447	60.8%	88.9%
Inventories	2,097,991	34.5%	661,148	28.0%	217.3%
Other current assets	69,656	1.1%	52,355	2.2%	33.0%

Total current assets	5,778,589	95.1%	2,259,925	95.7%	155.7%

Property and equipment, net	145,661	2.4%	23,515	1.0%	519.4%
Other assets	153,517	2.5%	78,109	3.3%	96.5%

TOTAL	$6,077,767	100.0%	$2,361,549	100.0%	157.4%

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	$531,444	8.7%	$391,346	16.6%	35.8%
Accounts payable	1,409,330	23.2%	376,610	15.9%	274.2%
Advances from customers	52,822	0.9%	24,807	1.1%	112.9%
Other current liabilities and taxes payable	60,071	1.0%	37,083	1.6%	62.0%
Accrued income taxes	23,521	0.4%	17,412	0.7%	35.1%
Accrued employee statutory profit sharing	617	0.0%	14	0.0%	4307.1%

Total current liabilities	2,077,805		847,272
DEFERRED INCOME TAXES	578,752	9.5%	280,041	11.9%	106.7%

Total liabilities	$2,656,557	43.7%	$1,127,313	47.7%	135.7%

STOCKHOLDERS’ EQUITY
Common stock	$211,968	3.5%	$169,029	7.2%	-
Additional paid-in capital	2,158,906	35.5%	568,018	24.1%	-
Retained earnings	837,223	13.8%	331,301	14.0%	152.7%
Excess in restated stockholders’ equity	303,378	5.0%	303,071	12.8%	-
Cumulative initial effect of deferred income taxes	-138,127	-2.3%	-137,988	-5.8%	-

Majority Stockholders’ Equity	3,373,348	55.5%	1,233,431	52.2%
Minority interest	47,862	0.8%	805.00	0.0%

TOTAL STOCKHOLDERS’ EQUITY	$3,421,210	56.3%	$1,234,236	52.3%	177.2%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,077,767	100.0%	$2,361,549	100.0%	157.4%

8

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF THIRD QUARTER 2004 WITH THIRD QUARTER 2003
(Figures in thousands of constant September 30, 2004 pesos)

	3Q04		3Q03		Change 3Q04/3Q03

REVENUES
Affordable-entry level revenue	$1,078,943	79.2%	$753,927	89.3%	43.1%
Middle income housing revenue	270,945	19.9%	90,359	0.0%	199.9%
Other revenues	11,647	0.9%	-	0.0%	-

TOTAL REVENUES	1,361,535	100.0%	844,286	100.0%	61.3%
COSTS	936,076	68.8%	587,133	69.5%	59.4%

GROSS PROFIT	425,459	31.2%	257,153	30.5%	65.4%
SELLING AND ADMINISTRATIVE EXPENSES	113,250	8.3%	65,673	7.8%	72.4%
DEPRECIATION AND AMORTIZATION	1,408	0.1%	833	0.1%	69.0%

OPERATING INCOME	310,801	22.8%	190,647	22.6%	63.0%

OTHER (EXPENSE) INCOME	-2,113	-0.2%	19,788	2.3%	-
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	24,095	1.8%	16,570	2.0%	45.4%
Interest income	-11,423		-702		-
Foreign exchange (gain) loss	-2,644	-0.2%	-65	0.0%	-
Monetary position loss	12,085	0.9%	6,443	0.8%	87.6%

	22,113	1.6%	22,246	2.6%	-0.6%

INCOME BEFORE INCOME TAX AND

EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	286,575	21.0%	188,189	22.3%	52.3%

INCOME TAX EXPENSE	23,888	1.8%	62,250	7.4%	-61.6%

NET INCOME	$262,687	19.3%	$125,939	14.9%	108.6%

MAJORITY INTEREST
MINORITY INTEREST	11,258	0.8%	-	0.0%	-

NET INCOME	$251,429	18.5%	$125,939	14.9%	99.6%

Earnings per share	0.80		0.52		-
Weighted average number of shares	313,856,489		242,822,551		-

EBITDA	312,209	22.9%	211,268	25.0%	47.8%
ADJUSTED EBITDA[4]	312,209	22.9%	191,480	22.7%	63.1%

4 See Financial Results -EBITDA for definition of Adjusted EBITDA

9

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF NINE MONTHS 2004 WITH NINE MONTHS 2003
(Figures in thousands of constant September 30, 2004 pesos)

	2004 YTD		2003 YTD		Change 2004 /2003

REVENUES
Affordable-entry level revenue	$2,716,194	82.3%	$1,611,967	94.6%	68.5%
Middle income housing revenue	$565,741	17.1%	90,359	0.0%	526.1%
Other revenues	$20,348	0.6%	1,058	0.1%	-

TOTAL REVENUES	3,302,283	100.0%	1,703,384	100.0%	93.9%
COSTS	2,271,027	68.8%	1,196,587	70.2%	89.8%

GROSS PROFIT	1,031,256	31.2%	506,797	29.8%	103.5%
SELLING AND ADMINISTRATIVE EXPENSES	283,885	8.6%	155,358	9.1%	82.7%

OPERATING INCOME	747,371	22.6%	351,439	20.6%	112.7%
OTHER INCOME	40,486	-1.2%	76,548	4.5%	-47.1%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	81,970	2.5%	62,885	3.7%	30.3%
Interest income	-29,925	-0.9%	-1,906	-0.1%	-
Foreign exchange (gain) loss	-2,657	-0.1%	-3,386	-0.2%	-21.5%
Monetary position loss	24,419	0.7%	14,726	0.9%	65.8%

	73,807	2.2%	72,319	4.2%	2.1%

INCOME BEFORE INCOME TAX AND

EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	714,050	21.6%	355,668	20.9%	100.8%

INCOME TAX EXPENSE	251,202	7.6%	93,655	5.5%	168.2%

NET INCOME	$462,848	14.0%	$262,013	15.4%	76.7%

MAJORITY INTEREST		0.0%		0.0%
MINORITY INTEREST	10,726	0.3%	-	0.0%

NET INCOME	$452,122	13.7%	$262,013	15.4%	72.6%

Earnings per Share	1.67		1.10	-	-
Weighted average number of shares	271,415,963		239,087,661

EBITDA	792,163	24.0%	430,490	25.3%	84.0%
ADJUSTED EBITDA[5]	751,677	22.8%	353,942	20.8%	112.4%

5 See Financial Results -EBITDA for definition of Adjusted EBITDA

10